**E-STREAM MEDIA INC.**
3232 WEST VERNON AVENUE
LOS ANGELES, CA 90008

June 20, 2025

To: Securities and Exchange Commission

Attention: Office of Crowdfunding

Subject: Certification of Financial Statements for Form C Filing

I, Brent Davis, President and principal executive officer of E-STREAM MEDIA INC., a California Corporation, hereby certify that the financial statements attached as Exhibit A to the Form C filed on June 20, 2025, have been prepared in conformity with generally accepted accounting principles (GAAP) to the best of my knowledge and belief. These statements, including the certified balance sheet, income statement, and cash flow statement as of the most recent fiscal year-end and prior fiscal year-end, fairly present, in all material respects, the financial condition and results of operations of the Company.

I have reviewed the information contained in the Form C and have no reason to believe that the financial statements include any untrue statement of a material fact or omit to state a material fact necessary to make the statements, in light of the circumstances under which they were made, not misleading.

Sincerely,

/s/ Brent Davis

Brent Davis President

E-STREAM MEDIA INC.